Ropes & Gray LLP
One Metro Center
700 12th Street N.W.
Suite 900
Washington, D.C. 20005
WRITER’S DIRECT DIAL NUMBER: (202) 508-4732
April 28, 2011
VIA EDGAR
Ms. Rebecca A. Marquigny
U.S. Securities and Exchange Commission
Office of Insurance Products
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-0504

Re:	Registrant:	BB&T Variable Insurance Funds
	File Nos.:	333-121205 and 811-21682
	Filing Type:	Post-Effective Amendment No. 12 to the Registration Statement on Form N-1A
	Filing Date:	February 28, 2011
Dear Ms. Marquigny:
     This letter supplements correspondence filed on April 21, 2011 in response to comments provided to the undersigned by Ms. Rebecca A. Marquigny of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the BB&T Variable Insurance Funds (each, a “Fund” and collectively, the “Trust”) filed on February 28, 2011.
     Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.
     Item references below are to Item numbers set forth in Form N-1A.
Select Equity VIF

Comment 1:	With respect to the Fund’s disclosure regarding Purchasing and Redeeming Shares, please clarify the following language, “[t]he Fund reserves the right to reject or refuse, in its discretion, any order for the purchase of the Fund’s shares in whole or in part. Transactions in shares of the Fund will be effected only on a business day of the

Ms. Rebecca A. Marquigny	April 28, 2011

Fund.” In what context is the Fund reserving these rights? Is this addressing refusals of insurance company omnibus transactions or transactions based on individual contractowner requests? Please clarify how this language applies to exchange (transfer) transactions by variable contractowners. Also, please revise the reservation of right statement to describe the cancellation period based on days after receipt of an order by the intermediary insurance company or qualified plan. The revised disclosure should (1) indicate whether and when Registrant will give notice that a transaction was cancelled; and (2) state that cancellation procedures will be applied in a non-discriminatory manner (or file responsive EDGAR correspondence explaining the legal authority for not doing so). If the Fund is reserving this right in connection with its market-timing/short-term trading policy, indicate this or move the language to that section.

Response:	The Fund generally reserves the right to reject any order for the purchase of Fund shares in any context. The Fund may reject any such order at any time in the Fund’s sole discretion, including any orders received from insurance companies. The Fund will not engage in unlawful discriminatory practices of any type. The Fund currently does not receive purchase orders directly from individual contract owners and only accepts orders from insurance company separate accounts to serve as an investment medium for variable insurance contracts, and to qualified pension and retirement plans, certain insurance companies, and Sterling Capital, as noted under “Purchase and Sale of Fund Shares” in the Prospectus. The Fund does not intend to cancel or reverse purchase or exchange orders once such orders have been processed and therefore respectfully declines to include disclosure in the Prospectus regarding cancellation of transactions.
Total Return Bond VIF

Comment 2:	(a) In the Fund’s Principal Strategy summary, please summarize how the Adviser decides the appropriate allocation of foreign and domestic holdings.

(b) In the Fund’s Principal Strategy summary, please disclose whether the Fund may satisfy the 80% requirement of Rule 35d-1 under the 1940 Act by investing in derivatives. Also specifically disclose the maximum percentage of assets the Fund may invest in derivatives.

Response:	(a) The Adviser makes investment decisions with respect to both foreign and domestic securities using the analytical factors set forth in the second and third paragraphs of the Fund’s Principal Strategy, taking into account multiple factors such as macro-economic trends and interest rate trends. Decisions will be made in a manner consistent with the specific percentage limitation on the Fund’s ability to invest in non-dollar denominated foreign and emerging market bonds set forth in the Fund’s Principal Strategy. Other than the factors and limitations set forth in the Fund’s Principal Strategy, the Adviser does not have a pre-determined method of determining allocation of investments between foreign and domestic securities and therefore respectfully declines to include additional disclosure.

Ms. Rebecca A. Marquigny	April 28, 2011

(b) As noted in the Fund’s principal strategy and in accordance with Rule 35d-1 under the 1940 Act, the Fund will invest, under normal circumstances, at least 80% of its net assets plus borrowings for investment purposes in a diversified portfolio of bonds. In connection with this policy, the Fund has provided a list of securities that may be included in such a portfolio of bonds and that will be counted towards the 80% requirement of Rule 35d-1, some of which are derivative instruments, such as mortgage-backed securities and collateralized mortgage obligations. To the extent the Fund may invest principally in certain types of derivative instruments, those instruments are identified in the Fund’s Principal Strategy. In connection with its investment in derivative instruments, the Fund is limited by (i) its investment objective and Principal Strategy, (ii) other disclosure in the Fund’s Registration Statement (e.g., the Fund’s Statement of Additional Information states that “[t]he value of [the] Fund’s futures contracts may approach, but will not exceed, 100% of the Fund’s total net assets”); (iii) limitations under the Investment Company Act of 1940, as amended, including leverage and per-issuer limitations.

Comment 3:	With respect to the Fund’s Principal Risk summaries, the Item 4 risk summary and Item 9 disclosure appear to be nearly identical. Per the revised Form N-1A, Item 4 is only intended to summarize key information about the Fund’s principal strategies and risks. The Fund is required to provide a more complete description of those primary strategies and risks under Item 9. Please supplement the Item 9 disclosure accordingly.

Response:	The requested change has been made. The Principal Risk summaries in the Fund Summary section of the Fund’s Prospectus have been abbreviated to summarize key information about the Fund’s principal risks and the risk summaries in the Additional Investment Strategies and Risks section have been expanded where appropriate. A copy of the Item 4 and Item 9 risk descriptions for the Fund, showing changes made in response to the Staff’s comments, is attached as Appendix A.
Statement of Additional Information (“SAI”)

Comment 4:	Using plain English, please clarify what “physically settled” means in the context of credit default swaps.

Response:	The relevant section of the SAI has been further revised as follows (new disclosure bolded): “The Total Return Bond VIF may enter into CDSs. Swap agreements are two party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In the case of CDSs, the contract gives one party (the “buyer”) the right to recoup the economic value of a decline in the value of debt securities of the reference issuer if the credit event (a downgrade or default) occurs. In the case of a physically settled CDS contract, this value is obtained by delivering a debt security of the reference issuer in return for a previously agreed upon payment from the other party (the “seller”), frequently, the par value of the debt security. A physically settled CDS is one in which the debt security of the reference issuer is delivered to the seller of credit protection in the event a credit event occurs.”

Ms. Rebecca A. Marquigny	April 28, 2011

Comment 5:	The Funds’ current policy on concentration states that none of the funds will “[p]urchase any securities which would cause more than 25% of the value of the Fund’s total assets at the time of purchase to be invested in securities of one or more issuers conducting their principal business activities in the same industry...” (emphasis added). It is the position of the Staff that concentration occurs when 25% or more of a fund’s total assets are invested in an industry or group of industries. Accordingly, please revise the fundamental investment restriction to state that the Funds will not invest 25% or more of its total assets in an industry or a group of industries.

Response:	The Registrant’s policy on concentration is fundamental and may only be changed by shareholder vote. Seeking such a vote would result in significant shareholder expense. In addition, the Registrant notes that the statement of the Fund’s policy on concentration is consistent with Item 9, Instruction 4. However, the Registrant has added the following disclosure to the SAI following the statement of the Funds’ fundamental policy regarding concentration: “The SEC Staff has taken the position that concentration occurs when 25% or more of a fund’s total assets are invested in an industry or group of industries. The Funds intend to comply with the Staff’s position.”

Comment 6:	Please delete “without limitation” and “including, but not limited to” from the new paragraph regarding disclosure of portfolio holdings information. Please confirm that the Funds do not have an ongoing arrangement to make available information about the Funds’ portfolio securities to the Funds’ financial printer.

Response:	The relevant paragraph in the Funds’ SAI has been revised as follows (new disclosure bolded; deleted disclosure ~~struckthrough~~):

“The Funds may provide information to their service providers regarding the Funds’ portfolio holdings that have not been included in a filing with the Securities and Exchange Commission (“SEC”) where relevant to duties to be performed for the Funds. Such service providers include ~~but are not limited to,~~ fund accountants, administrators, sub-administrators, investment advisers, rating agencies, custodians, financial printers, proxy voting service providers, independent public accountants and attorneys. The Funds’ service providers are prohibited, by explicit agreement or by virtue of their duties to the Funds, from disclosing to other third parties material non-public information about the Funds’ portfolio holdings, trading strategies implemented or to be implemented, or pending transactions. In instances in which non-public information is disclosed to third parties, the entity receiving the non-public information is subject to a duty of confidentiality under the federal securities laws, including a duty not to trade on the non-public information.

~~Examples of s~~Specific instances in which selective disclosure may be appropriate include~~, without limitation,~~ disclosure to the Trustees of or service providers to the Funds who have a reasonable need of that information to perform their services for the Funds, including~~, but not limited to,~~ the Adviser/Administrator; M2 Marketing; Ropes & Gray LLP, attorneys for the Funds, and other attorneys for the Funds who may provide services from time to time; KPMG LLP, the Funds’ independent registered public accounting firm; U.S. Bank, N.A., the Funds’ custodian; BNY Mellon Investment Servicing (U.S. Inc.), the Funds’ transfer agent, fund accountant and sub-administrator; ISS, a division of RiskMetrics Group, the Funds’ proxy voting service provider; R.R. Donnelley & Sons Company, the Funds’ financial printer; and The Bank of New York Mellon, the Funds’ securities lending agent.

Ms. Rebecca A. Marquigny	April 28, 2011
If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,
/s/ Molly Moore
Molly Moore

cc: Alan G. Priest, Esq.
     Alyssa Albertelli, Esq.

Ms. Rebecca A. Marquigny	April 28, 2011
Appendix A
Principal Risks
Interest Rate Risk: The possibility that the value of the Fund’s investments will decline due to an increase in interest rates. Interest rate risk is generally high for longer-term bonds and low for shorter-term bonds.
Credit Risk: The possibility that an issuer cannot make timely interest and principal payments on its debt securities such as bonds. The lower a security’s rating, the greater its credit risk.
Income Risk: The possibility that the Fund’s income will decline due to a decrease in interest rates. Income risk is generally high for shorter-term bonds and low for longer-term bonds.
Counterparty Risk: The possibility that a counterparty to a contract will default or otherwise become unable to honor a financial obligation.
Liquidity Risk: The possibility that certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the market. The seller may have to lower the price, sell other securities instead or forego an investment opportunity, any of which could have a negative effect on Fund management or performance.
Estimated Maturity Risk: The possibility that an underlying security holder will exercise its right to pay principal on an obligation earlier or later than expected. This may happen when there is a rise or fall in interest rates. These events may shorten or lengthen the duration (i.e., interest rate sensitivity) and potentially reduce the value of these securities.
Prepayment/Call Risk: When mortgages and other obligations are prepaid and when securities are called, the Fund may have to reinvest in securities with a lower yield or fail to recover additional amounts (i.e., premiums) paid for securities with higher interest rates, resulting in an unexpected capital loss. ~~Some of these securities may receive little or no collateral protection from the underlying assets and are thus subject to the risk of default described under “Credit Risk”. The risk of such defaults is generally higher in the case of mortgage-backed investments that include so-called “sub-prime” mortgages. The structure of some of these securities may be complex and there may be less available information than other types of debt securities. If a significant number of the mortgages underlying a mortgage-backed bond are refinanced, the bond may be “prepaid.”~~ Call risk is the possibility that, during periods of declining interest rates, a bond issuer will “call” — or repay — higher-yielding bonds before their stated maturity date. In both cases, investors receive their principal back and are typically forced to reinvest it in bonds that pay lower interest rates. ~~Rapid changes in prepayment and call rates can cause bond prices and yields to be volatile.~~
High-Yield/High-Risk Debt Securities: High-yield/high-risk debt securities are securities that are rated below investment grade by the primary rating agencies. These securities are considered speculative and involve greater risk of loss than investment grade debt securities.
U.S. Government Securities Risk: The Fund invests in U.S government securities or its agencies (such as Fannie Mae or Freddie Mac securities). Although U.S. government securities issued directly by the U.S. government are guaranteed by the U.S. Treasury, other U.S. government securities issued by an agency or instrumentality of the U.S. government may not be. No assurance can be given that the U.S. government would provide financial support to its agencies and instrumentalities if not required to do so by law.
Foreign Currency Transaction Risk: Funds that invest directly in foreign currencies and in securities that trade in, or receive revenues in, foreign currencies are subject to the risk that those currencies will fluctuate in value relative to the U.S. dollar.
Foreign Investment Risk: Foreign securities involve risks not typically associated with investing in U.S. securities. Foreign securities may be adversely affected by various factors, including currency fluctuations and social, economic or political instability. These risks are particularly pronounced for emerging markets.

Ms. Rebecca A. Marquigny	April 28, 2011
Derivatives Risk: The possibility that the Fund will suffer a loss from its use of derivatives. ~~There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available.~~ The primary risk with many derivatives is that they can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the derivative instrument. ~~Even a small investment in derivatives can have a significant impact on the Fund’s exposure to securities markets values, interest rates or currency exchange rates.~~ It is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. ~~Use of derivatives for non-hedging purposes is considered a speculative practice and involves greater risks than are involved in hedging.~~ The Fund’s use of derivatives such as futures transactions and swap transactions involves other risks, such as the credit risk relating to the other party to a derivative contract (which is greater for swaps and other over-the-counter traded derivatives), the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate perfectly with relevant assets, rates or indices, and the risk of losing more than the initial margin required to initiate derivatives positions. There is also the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price.
Mortgage-Backed Securities Risk: Mortgage-backed securities ~~often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, these securities~~ may be particularly sensitive to changes in prevailing interest rates. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. ~~This is known as extension risk.~~ Mortgage-backed securities are also subject to pre-payment risk. Due to their often complicated structures, various mortgage-backed securities may be difficult to value and may constitute illiquid securities. ~~The value of mortgage-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with negligence by, or defalcation of, their servicers.~~ Furthermore, debtors may be entitled to the protection of a number of state and federal consumer protection credit laws with respect to these securities, which may give the debtor the right to avoid or reduce payment.

Additional Investment Strategies and Risks
Principal Investment Risks
     Below is a more complete discussion of the types of risks inherent in the securities and investment techniques listed above as well as those risks discussed in “Strategy, Risks and Performance” section in the Fund’s summary section. Because of these risks, the value of the securities held by the Fund may fluctuate, as will the value of your investment in the Fund. Certain investments are more susceptible to these risks than others.
Principal Risks
Counterparty Risk. The possibility that a counterparty to a contract will default or otherwise become unable to honor a financial obligation. This could cause the Fund to lose the benefit of a transaction or prevent the Fund from selling or buying other securities to implement its investment strategies.
     Credit Risk. The risk that the issuer of a security or the counterparty to a contract will default or otherwise become unable to honor a financial obligation. Credit risk is generally higher for non-investment grade securities. The price of a security can be adversely affected prior to actual default as its credit status deteriorates and the probability of default rises.
Derivatives Risk. The possibility that the Fund will suffer a loss from its use of derivatives. There is no guarantee that the use of derivatives will be effective or that suitable transactions will be available. The primary risk with many derivatives is that they can amplify a gain or loss, potentially earning or losing substantially more money than the actual cost of the derivative instrument. Even a small investment in derivatives can have a significant impact on the Fund’s exposure to securities markets values, interest rates or currency exchange rates. It is possible that the Fund’s liquid assets may be insufficient to support its obligations under its derivatives positions. Use of derivatives for non-hedging purposes is considered a speculative practice and involves greater risks than are involved in hedging. The Fund’s use of derivatives such as futures transactions and swap transactions involves other risks, such as the credit risk relating to the other party to a derivative contract (which is greater for swaps and other over-the-

Ms. Rebecca A. Marquigny	April 28, 2011
counter traded derivatives), the risk of difficulties in pricing and valuation, the risk that changes in the value of a derivative may not correlate perfectly with relevant assets, rates or indices, and the risk of losing more than the initial margin required to initiate derivatives positions. There is also the risk that the Fund may be unable to terminate or sell a derivatives position at an advantageous time or price.
Estimated Maturity Risk. The possibility that an underlying mortgage holder will exercise its right to pay principal on an obligation earlier or later than expected. This may happen when there is a rise or fall in interest rates. These events may shorten or lengthen the duration (i.e., interest rate sensitivity) and potentially reduce the value of these securities.
Foreign Currency Transaction Risk: Funds that invest directly in foreign currencies and in securities that trade in, or receive revenues in, foreign currencies are subject to the risk that those currencies will fluctuate in value relative to the U.S. dollar. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the U.S. or abroad.
Foreign Investment Risk. Risks relating to investments in foreign securities include higher transaction costs, delayed settlements, currency controls, adverse economic developments and possible foreign controls on investment. Foreign investment risk also includes the risk that fluctuations in the exchange rates between the U.S. dollar and foreign currencies may negatively affect an investment. Adverse changes in exchange rates may erode or reverse any gains produced by foreign currency denominated investments and may widen any losses. Exchange rate volatility also may affect the ability of an issuer to repay U.S. dollar denominated debt, thereby increasing credit risk. Foreign securities may also be affected by incomplete or inaccurate financial information on companies, social upheavals or political actions ranging from tax code changes to governmental collapse. These risks are more significant in emerging markets.
High-Yield/High-Risk Debt Securities. High-yield/high-risk debt securities are securities that are rated below investment grade by the primary rating agencies (e.g., BB or lower by S&P and Ba or lower by Moody’s). These securities are considered speculative and involve greater risk of loss than investment grade debt securities. Other terms commonly used to describe such securities include “lower rated bonds,” “non-investment grade bonds” and “junk bonds.”
Income Risk. The possibility that the Fund’s income from fixed income securities—and thus its total return— will decline due to ~~a decrease in~~falling interest rates. Income risk is generally high for shorter-term bonds and low for longer-term bonds, because in an environment of falling interest rates as bonds mature the Fund may be forced to reinvest in lower-yielding securities.
Interest Rate Risk. The risk that debt prices overall will decline over short or even long periods due to rising interest rates. A rise in interest rates typically causes a fall in values, while a fall in rates typically causes a rise in values. Interest rate risk should be modest for shorter-term securities, moderate for intermediate-term securities, and high for longer-term securities. Generally, an increase in the average maturity of the Fund will make it more sensitive to interest rate risk. The market prices of securities structured as zero coupon or pay-in-kind securities are generally affected to a greater extent by interest rate changes. These securities tend to be more volatile than securities which pay interest periodically.
Liquidity Risk. ~~The possibility~~Liquidity risk is the risk that ~~certain securities may be difficult or impossible to sell at the time and the price that would normally prevail in the~~the Fund may invest in securities that trade in lower volumes and may be less liquid than other investments or that the Fund’s investments may become less liquid in response to market developments or adverse investor perceptions. The seller may have to lower the price, sell other securities instead or forego an investment opportunity, any of which could have a negative effect on Fund management or performance.

Ms. Rebecca A. Marquigny	April 28, 2011
Mortgage-Backed Securities Risk. A Fund may invest in mortgage-backed or mortgage-related securities, which may involve exposure to so-called “sub-prime” mortgages that are subject to certain other risks including prepayment and call risks, which are described below. Mortgage-backed securities often involve risks that are different from or more acute than risks associated with other types of debt instruments. For instance, these securities may be particularly sensitive to changes in prevailing interest rates. Rising interest rates tend to extend the duration of mortgage-backed securities, making them more sensitive to changes in interest rates, and may reduce the market value of the securities. This is known as extension risk. Mortgage-backed securities are also subject to pre-payment risk. Due to their often complicated structures, various mortgage-backed securities may be difficult to value and may constitute illiquid securities. The value of mortgage-backed securities may be substantially dependent on the servicing of the underlying asset pools, and are therefore subject to risks associated with negligence by, or defalcation of, their servicers. Furthermore, debtors may be entitled to the protection of a number of state and federal consumer protection credit laws with respect to these securities, which may give the debtor the right to avoid or reduce payment.
Pre-Payment/Call Risk. The risk that the principal repayment of a security will occur at an unexpected time. Prepayment risk is the chance that the repayment of a mortgage will occur sooner than expected. Call risk is the possibility that, during times of declining interest rates, a bond issuer will “call” — or repay — higher yielding bonds before their stated maturity. Changes in pre-payment rates can result in greater price and yield volatility. Pre-payments and calls generally accelerate when interest rates decline. When mortgage and other obligations are pre-paid or called, the Fund may have to reinvest in securities with a lower yield. In this event, the Fund would experience a decline in income — and the potential for taxable capital gains. Further, with early prepayment, the Fund may fail to recover any premium paid, resulting in an unexpected capital loss. Prepayment/call risk is generally low for securities with a short-term maturity, moderate for securities with an intermediate-term maturity, and high for securities with a long-term maturity.
U.S. Government Securities Risk. The risk associated with securities issued by agencies of the U.S. government such as Fannie Mae or Freddie Mac. Although U.S. Government Securities issued directly by the U.S. government are guaranteed by the U.S. Treasury, other U.S. Government Securities issued by an agency or instrumentality of the U.S. government may not be. No assurance can be given that the U.S. government would provide financial support to its agencies and instrumentalities if not required to do so by law. Although U.S. government-sponsored enterprises may be chartered or sponsored by Congress, they are not funded by Congressional appropriations, and their securities are not issued by the U.S. Treasury, are not supported by the full faith and credit of the U.S. government, and so involve greater risk than investments in other types of U.S. Government Securities. In addition, certain governmental entities have been subject to regulatory scrutiny regarding their accounting policies and practices and other concerns that may result in legislation, changes in regulatory oversight and/or other consequences that could adversely affect the credit quality, availability or investment character of securities issued by these entities.